BRF S.A.

PUBLICLY HELD COMPANY

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 16269-2

ANNOUNCEMENT TO THE MARKET

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) informs to its shareholders and the market in general that, in a report, the credit rating agency, Fitch, upgraded BRF’s credit rating on global corporate scale from “BB” to “BB+” and on national scale from “AA+” to “AAA”. The outlook for both ratings remain stable. The above-mentioned update is mostly a consequence of the improved deleveraging trend and strong operational recovery.

São Paulo, May 02nd, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer